First Quarter Report 2006

SOUTHWESTERN RESOURCES CORP.

for the three months ended March 31, 2006

M A N AG E M E N T ’ S D I S C U S S I O N A N D A N A LY S I S
O F F I N A N C I A L C O N D I T I O N
A N D R E S U LT S O F O P E R AT I O N S
March 31, 2006 and 2005

G E N E R A L

This Management's Discussion and Analysis of Southwestern Resources Corp. (the “Company” or “Southwestern”), dated as at May 5, 2006, provides an analysis of Southwestern's financial results for the three month period ended March 31, 2006 and should be read in conjunction with the interim and audited financial statements including the notes thereto for the period ended March 31, 2006 and year ended December 31, 2005, respectively. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Southwestern is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

In March 2006, the Company appointed Timo Jauristo as a director and Interim Vice President - Exploration following the retirement of Daniel Innes. Mr. Innes was a co-founder of Southwestern and has made an exceptional contribution to the growth and success of the Company since its inception. Mr. Innes will also not be seeking re-election as a member of the Board of Directors at the Company’s Annual General Meeting.

O V E R A L L P E R F O R M A N C E

As at March 31, 2006, Southwestern had working capital of $58.4 million and total assets of over $100 million. The Company has no long term debt.

Approximately $2.9 million was spent on exploration during the three months ended March 31, 2006 in China ($2.1 million) and Peru ($0.8 million). The majority of expenditures in China related to the ongoing drilling program at the Boka Gold Project.

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B O K A G O L D P R O J E C T , C H I N A

The Company's material project in China is the Boka Gold Project located in Yunnan Province about 265 kilometres by road north of the capital city of Kunming. The Boka Project is the subject of a Sino-Foreign Joint Venture contract between a Southwestern subsidiary and Team 209 of the Yunnan Nuclear Industry of Yunnan Province (“Team 209”). The Joint Venture Company (Yunnan Gold Mountain Mining Co. Ltd.) is owned 90% by Southwestern and 10% by Team 209. Southwestern is contributing 100% of the exploration funds with Team 209 retaining a 10% carried share holding in the Joint Venture Company, which has a 25 year business licence. The Boka Project is comprised of three exploration and three mining permits covering 157 square kilometres. These permits are registered in the name of the Joint Venture Company.

During the quarter, drilling with five diamond rigs continued at the Boka 1 Zone and grid drilling was initiated at the Boka 7 Zone. The pre-feasibility study on the Boka 1 and Boka 7 zones, under the direction of Ausenco Limited, is advancing as planned with the focus on geological modelling, metallurgy, pit rock mechanics, environmental studies and mine layout studies.

During the first quarter, 22 holes were completed at Boka 1 and Boka 7. Drilling of the Boka

1 Zone has been carried out mostly on a 50 metre by 50 metre spacing with mineralization open to the north and in part open at depth. Mineralization at Boka 1 has been defined by drilling along a 1,300 metre strike length and downdip 450 metres. Initial grid drilling at Boka 7 is on a 200 metre by 100 metre grid system.

Interpretation of the geophysical data clearly shows a correlation between gold mineralization at Boka 1 and Boka 7 with electromagnetic conductors. The main conductor at Boka 1 has been traced for a further 1,000 metres north of the northern-most drill section and represents a priority target to test for extensions to the presently defined mineralization.

L I A M G O L D - S I L V E R P R O J E C T , P E R U

The Liam Project is situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt and located 170 kilometres northwest of Arequipa. The Project is a 50/50 Joint Venture with Newmont Peru Limited and is comprised of 367,000 hectares of exploration concessions. Southwestern is the manager of the Project. The Project area lies within the Peruvian Altiplano at an altitude of 4,470 metres to 5,370 metres. Liam is accessible by road from the mining community of Orcopampa where an airstrip allows access by charter aircraft from Lima or Arequipa. It is a two hour drive by gravel road to the Liam Project from Orcopampa.

During the first quarter, exploration focused on the Careli and Huacullo gold zones to advance these to the drill stage. This drilling is planned to commence in the second quarter.

At Careli, further rock chip sampling and induced polarization geophysical surveys have expanded the target area considerably. Results from the new geophysical data have expanded

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the Careli high resistivity target 1.5 kilometres to the northwest. The total strike length of the Careli high resistivity zone associated with anomalous gold extends for 4 kilometres in a northwest-southeast direction and is up to 500 metres in width. A weaker resistivity high, located northeast of the main anomaly, extends for approximately 1 kilometre. These two areas represent the main drill targets to be tested in the second quarter. Careli is a typical high sulphidation epithermal gold system associated with vuggy silica and alunite. In the Careli East area, hydrothermal breccias containing quartzite fragments commonly have gold grades greater than 1 gram per tonne.

An extensive program of rock chip sampling and geophysics was completed at the Huacullo prospect. Huacullo is a gold rich low sulphidation epithermal vein and breccia system comprised of four main breccia-vein zones trending northwest-southeast. The largest vein-breccia system extends for 2 kilometres and is up to 20 metres wide. During the first quarter, 1,400 rock chip samples were collected with 10% of the samples assaying above 1 gram per tonne gold and 30 grams per tonne silver. A total of 50% of the samples were above 100 ppb gold. A gradient array geophysical survey completed over a portion of the Huacullo prospect clearly indicates higher concentrations of sulphides at deeper levels. This may indicate the higher grade bonanza zones commonly associated with these systems in this district are deeper. The drilling permit for Huacullo has been issued and the first phase of drilling is anticipated to start in the second quarter.

A C C H A - Y A N Q U E Z I N C P R O J E C T , P E R U

The Accha-Yanque Zinc Project, located 120 kilometres south of Cuzco, is situated within a 35 kilometre long northeast-southwest trending belt containing numerous oxide zinc occurrences located along the western margin of the Apurimac Batholith. Only the Accha Zone has been extensively drilled, with preliminary drilling completed at Yanque, Capayocc and Azulcancha.

The Accha-Yanque Project is presently at the pre-feasibility stage and a major drilling program has been planned to expand resources at the Accha and Yanque zones. Preliminary drilling is planned for the Puyani prospect later this year. An access agreement with the local community was completed for Accha and the issuance of the drill permit is imminent. Negotiations have commenced with the local community at Yanque and, once an agreement is reached, an application for drilling will be submitted to the Ministry of Mines.

A N T A Y P R O J E C T , P E R U

The Antay Copper-Molybdenum Porphyry Project, comprised of 50,000 hectares of exploration concessions, is situated within the Tintaya-Bambas Copper Gold Belt and is accessible by road from the city of Cuzco located about 150 kilometres northwest of the Project area. The Antay Project is 100% owned by Southwestern and is subject to a Joint Venture Agreement with Anglo American Exploration Peru S.A. Under the terms of the agreement, Anglo can earn up to 70% of the Project by completing a bankable feasibility study and subscribing for US$5 million worth of Southwestern shares (57,848 shares worth US$500,000 have been issued to date).

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Anglo has completed surface work including induced polarization geophysics on the Ccora Sur Porphyry Zone and this work has confirmed the presence of a large porphyry system extending for 2.5 kilometres by 1.2 kilometres. Issuance of the permit for drilling is expected shortly and the first phase drilling program is anticipated to commence in the second quarter.

R E S U L T S O F O P E R A T I O N S

The consolidated net loss for the period ended March 31, 2006 was $3.7 million or $0.08 per share compared with $2.3 million or $0.05 per share for the period ended March 31, 2005.

The increase in net loss during the three months ended March 31, 2006 arose mainly from recording higher stock-based compensation expense for stock options that vested during the period. General and administrative costs were also higher and were partially offset by interest and other income.

General and administrative expenses increased to $1.2 million during the period ended March 31, 2006 compared with $0.9 million for the period ended March 31, 2005. The increase relates to higher consulting fees (increase of $109,000) due to hiring of additional consultants for corporate services; travel (increase of $73,000) to China and Peru as well as investor relations travel within Canada and the US; legal and accounting fees (increase of $66,000) were higher due to work initiated in restructuring of the Company's zinc assets; as well as increases in shareholder information and office costs.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The higher foreign exchange losses recorded resulted from the relatively stronger Canadian dollar in comparison to the same period in 2005.

General exploration expense relates to expenditures of a generative nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense was higher in the period ended March 31, 2006 due to increased activity and general reconnaissance work being conducted in China and Peru.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was higher in the period ended March 31, 2006 due to a larger treasury.

During the period ended March 31, 2006, the Company recorded a loss of $33,000 as its equity in the operations of affiliated companies compared with a loss of $66,000 during the same period in 2005. The current period loss relates to the Company's share of losses recorded by Superior Diamonds Inc. (“Superior”) whereas the Company's share of losses of Aurora Platinum Corp. (“Aurora”) were also included in the period ended March 31, 2005. Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

Dilution gains of $22,000 (March 31, 2005 – nil) were recorded as a result of equity financings completed by Superior during the period.

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As a result of stock options vesting and the amortization of previous grants during the period ended March 31, 2006, the Company recorded $2,500,611 (March 31, 2005 – $1,393,420) as stock-based compensation expense and included an equivalent amount in contributed surplus. This value was determined using the Black-Scholes option pricing model.

Q U A R T E R L Y F I N A N C I A L I N F O R M A T I O N

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Fiscal Quarter ended	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
(C$ in thousands except per share amounts)
INTEREST AND OTHER INCOME	512	460	289	292
NET LOSS	(3,675)	(779)	(2,081)	(4,348)
LOSS PER SHARE*	(0.08)	(0.02)	(0.05)	(0.10)

Fiscal Quarter ended	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
INTEREST AND OTHER INCOME	305	342	311	280
NET LOSS	(2,332)	(1,238)	(1,375)	(4,085)
LOSS PER SHARE*	(0.05)	(0.02)	(0.02)	(0.10)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the first quarter of 2006 and 2005. The majority of this difference was due to higher stock-based compensation expense recorded in March 2006. The variation between the fourth quarters is due to a gain in disposition of mineral properties whereas the variation in the quarters ended September 30 is comprised of higher general and administrative expenses and foreign exchange losses.

F I N A N C I A L C O N D I T I O N , L I Q U I D I T Y A N D C A P I T A L R E S O U R C E S

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at March 31, 2006 of $58.4 million.

The Company expended $1.2 million on net operating activities during the period ended March 31, 2006 compared with just under $1 million for the same period in 2005. The increase in 2006 relates to higher general and administrative and general reconnaissance costs partially offset by interest and other income.

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The Company expended $3.5 million on investing activities during the three months ended March 31, 2006 compared with $2.6 million in 2005. During the current period, the Company expended $3.3 million on mineral property and related deferred costs in China and Peru. The majority of the expenditures were incurred on the pre-feasibility and extensive drilling program at the Boka Project in China. In the period ended March 31, 2005, the primary focus of mineral property expenditures was also on the Boka Project and, to a lesser degree, the Liam and Accha projects in Peru.

In May 2005, the Company received regulatory approval to implement a Normal Course Issuer Bid pursuant to which the Company has the option to acquire up to 2 million of its own common shares until May 26, 2006. During 2005, the Company purchased 80,000 shares for total consideration of $778,144. These shares were cancelled in March 2006 with a resulting loss of $466,944 recorded in contributed surplus.

On March 31, 2006, an agreement was reached between the Company and Superior to convert a $200,000 long-term note receivable from Superior into 444,444 common shares of Superior at a price of $0.45 per share.

The Company has commitments totalling $1,635,079 over five years (2006 – $272,513; 2007 to 2009 – $363,351 per year; 2010 – $272,513) pertaining to its leasehold obligations. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

O U T S T A N D I N G S H A R E C A P I T A L

As at April 30, 2006, there were 46,162,022 common shares issued and outstanding and the following stock options:

Number of
Exercise	Options
Price	Outstanding
Range	(000’s)
$1.46-$10.00	583
$10.40-$14.00	1,903
$14.95-$18.38	1,634
4,120

C R I T I C A L A C C O U N T I N G P O L I C I E S A N D E S T I M A T E S

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

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Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, investments and accounts payable. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of six months or less and expose the Company to minimal risk.

CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments” establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

For the period ended March 31, 2006, total stock-based compensation expense of $2,500,611 (March 31, 2005 – $1,393,420) was calculated using the following assumptions: no dividends are to be paid; expected volatility of 54% (March 31, 2005 – 58%); risk free interest rate of 4.0% (March 31, 2005 – 3.5%); and expected life of 3.5 years (March 31, 2005 – 3.5 years). An equivalent amount is included in contributed surplus.

R E L A T E D P A R T Y T R A N S A C T I O N S

During the period ended March 31, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $126,750 (March 31, 2005 – $84,750). Included in this amount were fees totalling $41,250 paid to outside directors. The Company received management fees totalling $18,000 (March 31, 2005 –18,000) from Superior and Lake Shore. These are companies related by way of directors in common. There was also $26,595 due to Southwestern from the aforementioned companies at March 31, 2006.

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C O R P O R A T E G O V E R N A N C E

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of five individuals, three of whom are neither officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of three directors who are independent of management. Two of the three Audit Committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has also undertaken the task of evaluating the internal controls and disclosure controls in order to comply with certification requirements of sections 404 and 302 of the Sarbanes-Oxley Act.

F O R W A R D - L O O K I N G S T A T E M E N T S

Some of the statements in this document constitute "forward-looking statements." Where Southwestern expresses an expectation or belief as to future events or results, including management plans and objectives, and projections of exploration results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. While these statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, the specifics of which are detailed in disclosures with the heading “Risk Factors” in the Company's periodic filings with securities regulators. The Company does not assume the obligation to update any forward-looking statement.

O U T L O O K

The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been able to lead the way in developing highly prospective exploration projects in emerging countries. The Company will continue to focus the majority of its exploration activities in China and Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk. With its current treasury the Company is also in an advantageous position to seek new opportunities.

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Over the course of the past twelve years as a publicly listed company, Southwestern has been very successful in its ability to raise equity capital. However, as a mineral exploration company, the future liquidity of Southwestern will be affected by its ability to raise capital as required. In management's view, the Company's cash position is more than sufficient to complete the two pre-feasibility studies initiated in China (Boka) and Peru (Accha), to fund planned exploration programs and for project generation.

A D D I T I O N A L I N F O R M A T I O N

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2005 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

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C O N S O L I DAT E D BA L A N C E S H E E T S
A N E X P L O R A T I O N S T A G E C O M P A N Y

	March 31	December 31
Unaudited (C$ in thousands)	2006	2005
A S S E T S
CURRENT
CASH AND CASH EQUIVALENTS	$ 59,703	$ 63,809
EXPLORATION ADVANCES AND OTHER RECEIVABLES	786	691
	60,489	64,500
PROPERTY, PLANT AND EQUIPMENT (note 2)	848	711
MINERAL PROPERTIES (note 3)	37,749	34,879
INVESTMENTS (note 4)	8,073	8,084
	$ 107,159	$ 108,174
L I A B I L I T I E S
CURRENT
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$ 2,070	$ 2,476
S H A R E H O L D E R S ’ E Q U I T Y
SHARE CAPITAL (note 5)	180,252	178,923
CONTRIBUTED SURPLUS	21,852	20,115
DEFICIT	(97,015)	(93,340)
	105,089	105,698
	$ 107,159	$ 108,174

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

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C O N S O L I DAT E D S TAT E M E N T S O F L O S S A N D D E F I C I T
A N E X P L O R A T I O N S T A G E C O M P A N Y

	Three months ended	Three months ended
	March 31	March 31
Unaudited (C$ in thousands)	2006	2005
E X P E N S E S
GENERAL AND ADMINISTRATIVE (note 8)	$1,183	$862
AMORTIZATION	14	8
FOREIGN EXCHANGE LOSS (GAIN)	23	(62)
GENERAL EXPLORATION	455	370
LOSS BEFORE UNDERNOTED ITEMS	(1,675)	(1,178)
INTEREST AND OTHER INCOME	512	305
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES (note 4)	22	–
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES (note 4)	(33)	(66)
STOCK-BASED COMPENSATION (note 5d)	(2,501)	(1,393)
NET LOSS FOR THE PERIOD	(3,675)	(2,332)
DEFICIT AT BEGINNING OF PERIOD	(93,340)	(83,800)
DEFICIT AT END OF PERIOD	$(97,015)	$(86,132)
LOSS PER SHARE – BASIC AND DILUTED	$(0.08)	$(0.05)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING	46,058,750	42,871,063

See accompanying notes to consolidated financial statements

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C O N S O L I DAT E D S TAT E M E N T S O F C A S H F L O W S
A N E X P L O R A T I O N S T A G E C O M P A N Y

	Three months ended	Three months ended
	March 31	March 31
Unaudited (C$ in thousands)	2006	2005
O P E R A T I N G A C T I V I T I E S
NET LOSS FOR THE PERIOD	$ (3,675)	$ (2,332)
ITEMS NOT INVOLVING CASH
AMORTIZATION	14	8
STOCK-BASED COMPENSATION	2,501	1,393
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	(22)	–
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	33	66
	(1,149)	(865)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:
DECREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	20	64
DECREASE IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	(86)	(159)
CASH USED IN OPERATING ACTIVITIES	(1,215)	(960)
I N V E S T I N G A C T I V I T I E S
MINERAL PROPERTY EXPENDITURES	(3,264)	(2,566)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(191)	(15)
CASH USED IN INVESTING ACTIVITIES	(3,455)	(2,581)
F I N A N C I N G A C T I V I T Y
SHARES ISSUED	564	406
CASH PROVIDED BY FINANCING ACTIVITY	564	406
DECREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(4,106)	(3,135)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	63,809	49,119
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 59,703	$ 45,984
CASH AND CASH EQUIVALENTS CONSIST OF:
CASH	$ 50,859	$ 42,156
SHORT-TERM INVESTMENTS	8,844	3,828
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 59,703	$ 45,984

SUPPLEMENTAL CASH FLOW INFORMATION (note 9)

See accompanying notes to consolidated financial statements

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N OT E S TO C O N S O L I DAT E D F I N A N C I A L S TAT E M E N T S

MARCH 31, 2006 AND 2005

(All tabular amounts are in thousands of dollars)

1 . S I G N I F I C A N T A C C O U N T I N G P O L I C I E S

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2005 and should be read in conjunction with those annual consolidated financial statements and notes thereto. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

2 . P R O P E R T Y , P L A N T A N D E Q U I P M E N T

As at March 31			2006
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$ 796	$ 584	$ 212
COMPUTER EQUIPMENT	880	664	216
VEHICLES	1,072	652	420
	$ 2,748	$ 1,900	$ 848

As at December 31			2005
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$ 768	$ 575	$ 193
COMPUTER EQUIPMENT	866	647	219
VEHICLES	922	623	299
	$ 2,556	$ 1,845	$ 711

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $40,758 (March 31, 2005 – $38,131) during the period.

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3 . M I N E R A L P R O P E R T I E S

A )

	March 31	December 31
	2006	2005
C H I N A
BOKA	$ 27,526	$ 25,596
YUNNAN PORPHYRY	802	655
OTHER	561	539
T O T A L C H I N A	28,889	26,790
P E R U
LIAM GOLD-SILVER	3,410	3,194
ACCHA-YANQUE	1,454	1,256
BAMBAS WEST	715	715
BAMBAS NORTH	689	623
ANTAY	751	748
MINASPATA	440	438
PACAPAUSA	259	258
OTHER	1,142	857
T O T A L P E R U	8,860	8,089
T O T A L	$ 37,749	$ 34,879

B ) For the period ended March 31, 2006, the significant expenditures were as follows:

	Boka	Liam Gold-Silver	Yunnan Porphyry	Other	Total
BALANCE, BEGINNING OF PERIOD	$ 25,596	$ 3,194	$ 655	$ 5,434	$ 34,879
PROPERTY ACQUISITION
AND MAINTENANCE	15	107	–	68	190
ANALYTICAL	47	1	–	40	88
GEOLOGY	693	83	147	418	1,341
DRILLING	1,071	–	–	–	1,071
RESEARCH	4	4	–	18	26
PROJECT ADMINISTRATION	100	21	–	33	154
BALANCE, END OF PERIOD	$ 27,526	$ 3,410	$ 802	$ 6,011	$ 37,749

For the year ended December 31, 2005, the significant expenditures were as follows:

	Boka	Liam Gold-Silver	Yunnan Porphyry	Other	Total
BALANCE, BEGINNING OF YEAR	$ 12,219	$ 3,501	$ 178	$ 7,689	$ 23,587
PROPERTY ACQUISITION
AND MAINTENANCE	63	443	–	179	685
ANALYTICAL	550	45	14	191	800
GEOPHYSICS	302	2	–	21	325
GEOLOGY	1,933	483	460	932	3,808
DRILLING	9,942	(8)	–	478	10,412
RESEARCH	35	30	–	287	352
PROJECT ADMINISTRATION	552	30	3	894	1,479
COST RECOVERY	–	(1,332)	–	–	(1,332)
SALE OF INTEREST	–	–	–	(4,539)	(4,539)
PROPERTY COSTS WRITTEN OFF	–	–	–	(698)	(698)
BALANCE, END OF YEAR	$ 25,596	$ 3,194	$ 655	$ 5,434	$ 34,879

14    S O U T H W E S T E R N R E S O U R C E S C O R P.

4 . I N V E S T M E N T S

A )

			March 31
			2006
			Quoted
		Carrying	Market
	Ownership %	Value	Value
S I G N I F I C A N T L Y I N F L U E N C E D A F F I L I A T E
SUPERIOR DIAMONDS INC.	19.2	$ 1,431	$ 3,492
O T H E R
FNX MINING COMPANY INC.	0.5	3,840	5,454
MAXY GOLD CORP.	10.1	970	3,201
JINSHAN GOLD MINES INC.	0.8	317	1,312
LAKE SHORE GOLD CORP.	2.1	1,515	4,500
		$ 8,073	$ 17,959

			December 31
			2005
			Quoted
		Carrying	Market
	Ownership %	Value	Value
S I G N I F I C A N T L Y I N F L U E N C E D A F F I L I A T E
SUPERIOR DIAMONDS INC.	18.6	$ 1,242	$ 3,202
NOTE RECEIVABLE	–	200	–
		1,442	3,202
O T H E R
FNX MINING COMPANY INC.	1.0	3,840	5,701
MAXY GOLD CORP.	10.1	970	2,008
JINSHAN GOLD MINES INC.	1.0	317	539
LAKE SHORE GOLD CORP.	2.5	1,515	4,940
		$8,084	$16,390

On March 31, 2006, an agreement was reached between the Company and Superior Diamonds Inc. (“Superior”) to convert a $200,000 long-term note receivable from Superior into 444,444 common shares of Superior at a price of $0.45 per share.

B )

	For the three months ended		For the three months ended
		March 31, 2006		March 31, 2005
	Gain on	Equity in	Gain on	Equity in
	shares issued	operations of	shares issued	operations of
	by affiliated	affiliated	by affiliated	affiliated
	companies (i)	companies (ii)	companies (i)	companies (ii)
AURORA PLATINUM CORP.	$ –	$ –	$ –	$ (9)
SUPERIOR DIAMONDS INC.	22	(33)	–	(57)
	$ 22	$ (33)	$ –	$ (66)

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

S O U T H W E S T E R N R E S O U R C E S C O R P.    15

(ii) Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

5 . S H A R E C A P I T A L

A ) A U T H O R I Z E D U N L I M I T E D C O M M O N S H A R E S W I T H O U T P A R V A L U E ..

B ) I S S U E D A N D O U T S T A N D I N G D U R I N G T H E P E R I O D :

					For the three months ended
						March 31, 2006
					Number of
	Number of		Treasury		Shares
	Shares Issued		Shares		Outstanding
	(000’s)	Amount	(000’s)	Amount	(000’s)	Amount
BEGINNING OF PERIOD	46,014	$ 179,701	80	$ 778	45,934	$ 178,923
OPTIONS EXERCISED	226	862	–	–	226	862
CANCELLED SHARES	(80)	311	(80)	(778)	–	467
END OF PERIOD	46,160	$ 180,252	–	–	46,160	$ 180,252

					For the year ended
					December 31, 2005
					Number of
	Number of		Treasury		Shares
	Shares Issued		Shares		Outstanding
	(000’s)	Amount	(000’s)	Amount	(000’s)	Amount
BEGINNING OF YEAR	42,786	$149,476	–	$ –	42,786	$ 149,476
PUBLIC OFFERING	2,450	24,908	–	–	2,450	24,908
PRIVATE PLACEMENT	458	4,442	–	–	458	4,442
OPTIONS EXERCISED	320	875	–	–	320	875
SHARES PURCHASED	–	–	80	778	(80)	(778)
END OF YEAR	46,014	$179,701	80	$ 778	45,934	$ 178,923

In March 2006, the Company cancelled 80,000 common shares it had acquired pursuant to its normal course issuer bid. The cancellation of these shares resulted in a loss of $466,944 which was recorded in contributed surplus.

As a result of stock options exercised, there was a transfer of $297,515 (2005 – $199,462) from contributed surplus during the three months ended March 31, 2006.

C ) S T O C K O P T I O N S

Under the Company's stock option plan there were 4,102,500 options outstanding at March 31, 2006 with a weighted-average price of $13.25. Of the options outstanding, 3,513,500 options were exercisable with a weighted-average price of $13.39

16    S O U T H W E S T E R N R E S O U R C E S C O R P.

	For the three months ended
		March 31, 2006
	Number of	Weighted-
	Shares	Average
	(000’s)	Exercise Price
OUTSTANDING AT BEGINNING OF PERIOD	3,659	$12.46
GRANTED	669	$13.97
EXERCISED/CANCELLED	(226)	$ 2.50
OUTSTANDING AT END OF PERIOD	4,102	$13.25
EXERCISABLE AT END OF PERIOD	3,514	$13.39

D ) S T O C K - B A S E D C O M P E N S A T I O N

As a result of stock options vesting and the amortization of previous grants during the three month period ended March 31, 2006, the Company recorded $2,500,611 (March 31, 2005 –$1,393,420) as stock-based compensation expense, and included an equivalent amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $6.00 (March 31, 2005 – $5.38) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 54% (March 31, 2005 – 58%); risk free interest rate of 4.0% (March 31, 2005 – 3.5%); and expected life of 3.5 years (March 31, 2005 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

6 . R E L A T E D P A R T Y T R A N S A C T I O N S

During the three month period ended March 31, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $126,750 (March 31, 2005 – $84,750). The Company received management fees, which are recorded as other income, totalling $18,000 (March 31, 2005 – $18,000) from Superior and Lake Shore Gold Corp. These are companies which are related by way of directors in common. There was also an amount of $26,595 due to Southwestern from the above mentioned companies at March 31, 2006.

7 . S E G M E N T E D I N F O R M A T I O N

INDUSTRY INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

GEOGRAPHIC INFORMATION

The Company's only sources of revenue for the three month period ended March 31, 2006 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations:

S O U T H W E S T E R N R E S O U R C E S C O R P.    17

	March 31, 2006	December 31, 2005
CHINA	$ 29,096	$ 26,990
PERU	9,296	8,393
CANADA	8,278	8,291
	$ 46,670	$ 43,674

8 . G E N E R A L A N D A D M I N I S T R A T I V E

Three months ended		Three months ended
	March 31, 2006	March 31, 2005
CONSULTING	$ 304	$ 195
SHAREHOLDER INFORMATION	177	147
OFFICE	260	218
LEGAL AND ACCOUNTING	126	60
TRAVEL	87	14
SALARIES AND BENEFITS	229	228
TOTAL	$ 1,183	$ 862

9 . S U P P L E M E N T A L C A S H F L O W I N F O R M A T I O N

In March 2006, the Company received 444,444 common shares of Superior in settlement of a note receivable valued at $200,000.

18    S O U T H W E S T E R N R E S O U R C E S C O R P.

Suite 1650
701 West Georgia Street
PO Box 10102
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 2525
Fax 604 688 5175

www.swgold.com
info@swgold.com

SOUTHWESTERN RESOURCES CORP.
SWG | TSX